gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

October 26, 2006

Mail Stop 6010

Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/Amendment 2

File No.: 333-136487

Dear Mr. Riedler:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are either made in response to staff comments on the First Amendment or represent an updating of material previously filed to reflect any developments in the business of International Food and Wine Consultants, Inc.  The paragraph numbers below correspond to the numbered comments in your October 19, 2006 letter of comment.

Risk Factors

General

1.

We have made the requested changes.

“1. IFW may need financing which may not be available…”

2.

We have provided the requested disclosures.

3.

We have provided the requested disclosures.

“ 4. We will need additional qualified personnel…”

4.

We have supplied an estimate of the information requested.

“7. Ms. Clark, our president and chief financial officer, has no meaningful accounting or financial reporting education or experience…”

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 26,2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A2

File No.: 333-136487

5.

We have made the requested disclosure.

“10. The costs to meet our reporting and other requirements as a public company…”

6.

We have provided the requested discussion in new Risk Factor #11.

“15. The market for penny stocks has experienced numerous frauds and abuses…”

7.

The requested disclosure has been made in what is now expanded Risk Factor #16.

Management’s Discussion and Analysis or Plan of Operation

8.

We have made the requested disclosure.

9.

We have made the requested disclosure.

July 31, 2006 and 2005

10.

We have made the requested disclosure.

Liquidity

11.

We have made the requested disclosure.

12.

The principal agreement relating to loans is described in the third paragraph in Liquidity.

13.

See response to Item 12 above.

Recent Accounting Pronouncements

14.

We have made the requested disclosure.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 26,2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A2

File No.: 333-136487

Plan of Distribution

15.

We have deleted references to the NASDAQ system throughout the filing.

Note 2 – Summary of Significant Accounting Policies

f. Revenue Recognition

16.

We have made the requested disclosure.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

International Food and Wine Consultants, Inc.

Most & Company, LLP